UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Global Engine Group Holding Limited
(Exact name of registrant as specified in its charter)

Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong,
Kowloon, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Announcement of Extraordinary General Meeting Result

Global Engine Group Holding Limited, a British Virgin Islands company (the “Company”), held an extraordinary general meeting (the “Meeting”) of shareholders at 10:00 am, Hong Kong time, March 27, 2025 (10:00 pm U.S. Eastern Time, March 26, 2025), at Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong, and virtually by teleconference. Holders of a total of 14,177,017 ordinary shares out of a total of 18,300,000 ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than a majority of the shares outstanding and entitled to vote at the Meeting as of the record date of February 24, 2025 was reached. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. Re-Designation and Re-Classification of Shares

At the Meeting, the vote to approve by way of a resolution that (i) the currently issued 18,300,000 ordinary shares of par value of US$0.0000625 each in the Company be and are re-designated and re-classified into Class A ordinary shares of par value US$0.0000625 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis, and (ii) the remaining authorised but unissued ordinary shares of par value of US$0.0000625 each in the Company be and are re-designated and re-classified into (a) 581,700,000 Class A Ordinary Shares on a one for one basis and (b) 200,000,000 Class B ordinary shares of par value US$0.0000625 each with 20 votes per share (the “Class B Ordinary Shares”) on a one for one basis, was as follows:

FOR	AGAINST	ABSTAIN
14,132,287	44,307	423

2. Adoption of the Amended M&A

At the Meeting, the vote to approve by way of a resolution, the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Exhibit 1.1 to this report (the “Amended M&A”) in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares, was as follows:

FOR	AGAINST	ABSTAIN
14,132,283	44,730	4

3. Repurchase and Issue of Shares

At the Meeting, the vote to approve by way of a resolution that 4,640,000 Class A Ordinary Shares held by Valuable Fortune Limited be repurchased out of the proceeds of the fresh issuance of 4,640,000 Class B Ordinary Shares to Valuable Fortune Limited made for the purposes of the repurchase, and such issuance of 4,640,000 Class B Ordinary Shares to Valuable Fortune Limited made for the purposes of the repurchase be approved, was as follows:

FOR	AGAINST	ABSTAIN
14,147,383	29,211	423

Upon the approval of the proposals, the Company intends to effectuate the proposed actions by filing the Amended M&A with the Registry of Corporate Affairs of the British Virgin Islands on March 31, 2025.

On March 31, 2025, the Company issued a press release announcing the result of the Meeting.

A copy of this press release is attached hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association.
99.1	Press Release, dated March 28, 2025.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Engine Group Holding Limited

Date: March 31, 2025	By:	/s/ Andrew Lee Yat Lung
Andrew Lee Yat Lung Chief Executive Officer

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